Exhibit 21.1

SUBSIDIARIES OF RECTITUDE HOLDINGS LTD

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
Alturan Supplies Pte. Ltd.	Singapore	September 15, 2009	100%
P.T.H. Pte. Ltd.	Singapore	November 3, 2008	100%
Rectitude Pte Ltd	Singapore	December 26, 1997	100%